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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 23604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/20 AND ENDING 12/31/20
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J D Seibert & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

20 West 9th Street
_____
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott W. Seibert   513-241-8888
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
_____
(Name – if individual, state last, first, middle name)

One East 4th St., Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

PRESIDENT
_____
Title

_____
2-17-21   Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2020 with
Report of Independent Auditors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
J. D. Seibert & Company, Inc.
Cincinnati, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J. D. Seibert & Company, Inc. (an Ohio S-Corporation) as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.D. Seibert & Company, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J.D. Seibert & Company's management. Our responsibility is to express an opinion on J.D. Siebert and Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.D. Seibert & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Clark, Schaefer, Hackett & Co.

We have served as J.D. Seibert & Company's auditor since 2001.

Cincinnati, Ohio
February 17, 2021

J.D. SEIBERT & COMPANY, INC.
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 234,463
Marketable securities, at market value	1,018,269
Receivable from clearing broker	37,219
Prepaid expenses and other assets	2,662
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $147,864	12,188
	$ 1,304,801

Liabilities and Shareholder's Equity

Liabilities	$ 3,844
Shareholder's equity:	
Voting common stock, no par value, 500 shares authorized, one share issued and outstanding	1
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	1,290,556
Total shareholder's equity	1,300,957
	$ 1,304,801

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2020

1. **Summary of significant accounting policies and nature of business**

   Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the Financial Industry Regulatory Authority. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

   Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations. In addition, the Company has a concentration in one stock it holds, which is 92% of the total marketable securities value. A downturn in the market could have a significant impact on the Company.

   Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

   Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

   Receivables – The receivables from the Companies clearing broker are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. When a management review determines necessary, an allowance for bad debt is recorded. As of December 31, 2020, an allowance for bad debt was not deemed necessary by management.

   Depreciation - Furniture, equipment and leasehold improvements are recorded at cost and depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2020

1. **Summary of significant accounting policies and nature of business (continued)**

Deposits with Clearing Broker – The Company is required to maintain a good faith deposit in cash and/or securities with its Clearing Broker. At December 31, 2020 the required minimum deposit was $250,000.

Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholder and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

Revenue recognition – The Company adopted ASU 2014-09, *Revenue from Contracts with Customers,* on January 1, 2018. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis, which approximates trade date basis (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on this date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company's rebate revenues from the Clearing Broker are based on average daily rates and balances; they are earned daily and paid monthly. Rebates are earned through various rebate agreements with the Clearing Broker. Customer money market balances and debit/credit interest balances create a revenue rebate. Accounts purchasing securities on margin are charged interest which generates a rebate from the interest paid for the borrowing. Customers may lend securities from their account and the borrower is charged a fee which creates the fully paid lending rebate.

Leases – The Company adopted ASU 2016-02, *Leases,* on January 1, 2019. All operating leases with lease terms over 12 months are capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases are classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. Management has determined the lease disclosed in footnote 4 is a short-term lease, less than 12 months, and is not applicable to this standard.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2020

1. **Summary of significant accounting policies and nature of business (continued)**
   Subsequent events - The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 17, 2021, the date on which the financial statements were available to be issued.

2. **Fair value measurements**
   Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

   - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
   - Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
   - Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued liabilities approximated fair value as of December 31, 2020 because of the relatively short maturity of these instruments. The Company does not have any financial instruments measured at level 2 or level 3.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2020

2. Fair value measurements (continued)

The following tables present the company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Fair Value Measurements at Reporting Date Using

December 31, 2020	Fair Value	Level 1
US Treasury Notes	$ 63,795	$ 63,795
Available-for-sale stocks	954,474	954,474
	$ 1,018,269	$ 1,018,269

3. Lease commitment

The Company leases its office facility under a month-to-month arrangement requiring current monthly rent at $2,150. The Company is not responsible for any other expense related to the facility.

4. Employee benefit plans

The Company has a qualified defined contribution profit sharing plan covering all of its full-time employees. Contributions are determined annually by the Board of Directors.

5. Net capital requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $1,013.340 which was $963,340 greater than its required net capital of $50,000.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2020

6. Debt – paycheck protection program

The Coronavirus Aid, Relief and Economic Security (CARES) Act, signed into law in March 2020, established the Paycheck Protection Program (PPP). Loan amounts are forgiven to the extent proceeds are used to cover documented payroll, mortgage interest, rent and utility costs. The Company has adopted ASC 470, *Debt* with regards to the recording of the receipt and forgiveness of this loan. On May 7, 2020 the Company received loan proceeds of $41,666 under the Paycheck Protection Program. The cash proceeds were expended on documented payroll and rent cost by July 31, 2020. On December 16, 2020 the Company was notified by the SBA that $39,910 of the loan balance was forgiven, resulting in a recharacterization of that portion of the loan to other income. The remaining balance of the loan, amounting to $1,756, was repaid on December 17, 2020 plus accrued interest of $256.

7. Risks and uncertainties

The COVID-19 outbreak in the United States has caused business disruption through an increase in expenditures in order to modify operations and, have impacted revenue sources. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. Therefore, the impact on the Company's operations cannot be reasonably estimated. The extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain at this time.